STATEMENT OF INVESTMENTS
Dreyfus Premier Value Fund
January 31, 2007 (Unaudited)

Common Stocks--99.9%	Shares	Value ($)
Banking--11.1%		
Bank of New York	19,380	775,394
Capital One Financial	31,700	2,548,680
JPMorgan Chase & Co.	75,372	3,838,696
PNC Financial Services Group	16,200	1,195,074
Regions Financial	17,370	629,836
SunTrust Banks	14,400	1,196,640
U.S. Bancorp	42,400	1,509,440
Wachovia	34,950	1,974,675
Washington Mutual	23,060	1,028,245
		14,696,680
Consumer Discretionary--6.1%		
Gap	59,780	1,145,983
Johnson Controls	12,900	1,192,734
Liberty Global, Ser. C	37,573 a	1,060,686
Lowe's Cos.	21,320	718,697
McDonald's	25,800	1,144,230
News, Cl. A	41,700	969,525
Omnicom Group	12,650	1,330,780
Toll Brothers	14,300 a	483,769
		8,046,404
Consumer Staples--8.8%		
Altria Group	35,200	3,076,128
Clorox	10,000	654,200
Colgate-Palmolive	9,800	669,340
Dean Foods	33,400 a	1,477,950
Kraft Foods, Cl. A	18,920	660,686
Pilgrim's Pride	11,380	360,405
Procter & Gamble	50,770	3,293,450
SUPERVALU	23,750	902,025
Wal-Mart Stores	12,600	600,894
		11,695,078
Energy--9.8%		
Anadarko Petroleum	15,540	679,875
Arch Coal	9,400	279,368
Cameron International	12,750 a	669,375
Chesapeake Energy	45,460	1,346,071
Chevron	42,080	3,066,790
ConocoPhillips	36,360	2,414,668
Devon Energy	10,100	707,909
EOG Resources	13,120	906,986
Hess	16,630	897,854
Marathon Oil	6,750	609,795
Valero Energy	26,990	1,465,017
		13,043,708
Financial--23.4%		

American International Group	28,327	1,938,983
AON	25,600	918,016
Chubb	49,800	2,591,592
CIT Group	23,880	1,407,965
Citigroup	105,160	5,797,471
Countrywide Financial	11,000	478,280
Fidelity National Financial, Cl. A	17,600	417,824
First American	7,980	338,192
Freddie Mac	44,100	2,863,413
Genworth Financial, Cl. A	39,240	1,369,476
Goldman Sachs Group	3,600	763,776
Lincoln National	18,690	1,254,847
MBIA	12,800	919,424
Merrill Lynch & Co.	30,510	2,854,516
MetLife	21,600	1,341,792
MGIC Investment	22,400	1,382,528
Morgan Stanley	17,000	1,407,430
Nasdaq Stock Market	25,900 a	882,672
PMI Group	45,500	2,175,810
		31,104,007
Health Care--9.0%		
Abbott Laboratories	43,320	2,295,960
Amgen	14,030 a	987,291
Baxter International	23,960	1,189,854
Bristol-Myers Squibb	19,600	564,284
Invitrogen	9,220 a	564,540
Pfizer	50,450	1,323,808
Thermo Fisher Scientific	31,540 a	1,509,189
WellPoint	14,200 a	1,112,996
Wyeth	49,130	2,427,513
		11,975,435
Industrial--4.9%		
Eaton	8,480	664,408
General Electric	77,650	2,799,283
Lockheed Martin	7,100	690,049
Navistar International	6,310 a	279,154
Union Pacific	6,300	636,300
US Airways Group	25,800 a	1,444,284
		6,513,478
Information Technology--12.0%		
Accenture, Cl. A	19,400	732,350
Automatic Data Processing	18,300	873,276
Cisco Systems	102,000 a	2,712,180
Fiserv	18,800 a	988,316
Hewlett-Packard	64,060	2,772,517
IMS Health	23,300	672,438
International Business Machines	16,030	1,589,374
Microsoft	64,500	1,990,470
NCR	44,100 a	2,089,899
Sun Microsystems	232,650 a	1,544,796
		15,965,616
Materials--3.4%		

Air Products & Chemicals	9,400	701,804
Celanese, Ser. A	27,180	713,475
Foundation Coal Holdings	7,900	262,912
Martin Marietta Materials	5,890	679,824
Mosaic	53,440 a	1,064,525
Phelps Dodge	3,830	473,388
Smurfit-Stone Container	56,400 a	609,120
		4,505,048
Telecommunications--5.1%		
Alltel	8,700	533,223
AT & T	164,107	6,175,346
		6,708,569
Utilities--6.3%		
Constellation Energy Group	14,010	1,016,425
Entergy	6,900	640,665
Exelon	15,400	923,846
Mirant	22,100 a	755,378
NRG Energy	44,700 a	2,678,871
Questar	12,140	985,768
Verizon Communications	34,130	1,314,687
		8,315,640
Total Investments (cost $105,797,763)	**99.9%**	**132,569,663**
Cash and Receivables (Net)	**.1%**	**108,771**
Net Assets	**100.0%**	**132,678,434**

a   Non-income producing security.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.